UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

On July 23, 2019, the registrant’s indirect wholly-owned subsidiary Shanghai Jingmao Culture Communication Co., Ltd. (“Shanghai Jingmao”) filed a voluntary petition in a court in Shanghai, China for relief under the bankruptcy laws of the People’s Republic of China. Shanghai Jingmao operates the registrant’s cinema advertising business segment, which consists of contracts that are entered into with advertisers to place their advertisements in pre-film advertising slots that have been purchased from operators of movie theaters. The filing of the voluntary petition was driven primarily by the facts that the business generated significant net losses in each of the last two fiscal years of the registrant, and efforts to restore the business to profitability or identify a suitable buyer for the business have been unsuccessful to date.

A decision by the court as to whether to review and adjudicate the petition is pending. If the petition is reviewed by the court and the relief sought by Shanghai Jingmao is granted, Shanghai Jingmao will be dissolved and liquidated, and the cinema advertising business will be terminated. There is no assurance that the court will decide to review and adjudicate the petition, or if the court does review and adjudicate the petition, that the court will grant the requested relief.

The registrant has been assessing the collectability of the assets of the cinema advertising business, and expects that a charge of approximately $17 million will be recognized in the registrant’s financial statements for the three months ended June 30, 2019. However, the registrant has not yet completed its evaluation, and any such charge may be less or greater than the registrant’s current expectations.

Safe Harbor Statement

This report on Form 6-K contains forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The registrant cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Yaobin Wang
Yaobin Wang
Chief Financial Officer

Date: July 24, 2019